

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re: Truett-Hurst, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us of any research reports about you that are published or distributed prior to effectiveness of the registration statement in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. Please supplementally provide us with any such research reports.

2.   We note your disclosure that certain of the existing owners may purchase in this offering up to 7.0% of the Class A common stock to be outstanding following the offering. Please quantify the number of shares that may be purchased by the existing owners and disclose whether such purchases will count toward meeting the required sales threshold of 2,700,000 shares. Specifically state if the intention is that such purchases will be made in

order to meet the all or none sales basis threshold. Also confirm that such purchases will be for investment purposes and not for resale. In addition, please tell us how you will ensure that the existing owners purchasing in the offering will not have material information that is not available to other investors, such as the bid prices.

Capitalization, page 36

3.   We note you have referenced footnote two in the table. However, this footnote appears to have been deleted. Please revise the footnote reference.

4.   We note the total capitalization disclosed of 33.216 appears to be a typographical error. Please revise.

Truett-Hurst, Inc. Financial Statements

General

5.   Please disclose the fiscal year end for Truett-Hurst, Inc.

H.D.D., LLC Financial Statements

6.   Please confirm to us that the fiscal year end for H.D.D. is June 30 and tell us how this reconciles with Section 8.3 of H.D.D.'s operating agreement filed as Exhibit 3.4, which states the fiscal year end is on or close to December 31.

7.   Please label the statement of cash flows for the nine months ended March 31, 2013 as unaudited.

Exhibits

8.   Please file an updated legal opinion once it is available. Please understand that we will need adequate time to review the legal opinion before accelerating effectiveness.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP